Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 of our audit report dated March 11, 2019, with respect to the balance sheets of Acquires Sales Corp. as of December 31, 2018 and 2017, and the related statements of operations, shareholders’ equity (deficit), and cash flows for each of the years then ended, appearing in the Annual Report on Form 10-K for the year December 31, 2018. Our report dated March 11, 2019, relating to aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC

July 31, 2019